UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 38)*

Consolidated Capital Institutional Properties/2, LP

(Name of Issuer)

Series A Limited Partnership Units

(Title of Class of Securities)

None

(CUSIP Number)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

4582 South Ulster Street, Suite 1100

Denver, Colorado 80237

(303) 757-8101

with a copy to:

Jonathan L. Friedman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

(213) 687-5396

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO Properties, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 574,447.25 Series A Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 574,447.25 Series A Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,447.25 Series A Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.31%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO-GP, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 574,447.25 Series A Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 574,447.25 Series A Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,447.25 Series A Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.31%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. Not Applicable

1.	NAME OF REPORTING PERSON: Apartment Investment and Management Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 574,447.25 Series A Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 574,447.25 Series A Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,447.25 Series A Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.31%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 253,495.8 Series A Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 253,495.8 Series A Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,495.8 Series A Limited Partnership Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.94%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO/IPT, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 253,495.8 Series A Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 253,495.8 Series A Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,495.8 Series A Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.94%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. Not Applicable

1.	NAME OF REPORTING PERSON: Cooper River Properties, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 67,518.7 Series A Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 67,518.7 Series A Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,518.7 Series A Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.44%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. Not Applicable

1.	NAME OF REPORTING PERSON: Reedy River Properties, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 168,736.5 Series A Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 168,736.5 Series A Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,736.5 Series A Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.60%
14.	TYPE OF REPORTING PERSON OO

Introductory Note

This Amendment No. 38 (this “Amendment”) amends the Statement on Schedule 13D (as amended, the “Statement”) previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc., Apartment Investment and Management Company (“AIMCO”), AIMCO IPLP, L.P., AIMCO/IPT, Inc., Cooper River Properties, L.L.C. and Reedy River Properties, L.L.C. (collectively, the “Reporting Persons”).

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following information:

On February 7, 2012, AIMCO Properties terminated the Amended and Restated Agreement and Plan of Merger, dated as of November 15, 2011 (the “Merger Agreement”), by and among Consolidated Capital Institutional Properties/2, LP, a Delaware limited partnership (the “Partnership”), AIMCO Properties, and AIMCO CCIP/2 Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”). Pursuant to the Merger Agreement, the Merger Subsidiary was to merge with and into the Partnership, with the Partnership as the surviving entity.

As a result of the termination of the Merger Agreement, the Reporting Persons intend to continuously review their investment in the Partnership in light of numerous factors, some of which are described below, the result of which may relate to or result in one or more of the transactions or events set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended. The factors the Reporting Persons may consider include, without limitation, general market and economic conditions, an on-going analysis of the Partnership’s business, financial condition, operations and prospects, the relative attractiveness of alternative investment opportunities, and other future developments, all of which may be considered consistent with the fiduciary obligations of the general partner of the Partnership.

In addition, from time to time and depending on the factors discussed above, the Reporting Persons may acquire additional securities of, or dispose of some or all of their holdings in, the Partnership in the open market or in privately negotiated transactions. Further, the Reporting Persons or their affiliates may loan funds to the Partnership which may be secured by the Partnership’s property. If any such loans are made, upon default of such loans, the Reporting Persons or their affiliates could seek to foreclose on the loan and related mortgage or security interest.

Although the foregoing reflects potential activities presently contemplated by the Reporting Persons with respect to the Partnership, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions referred to above or participate in a group that will take any of the actions referred to above.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The information in rows (7) through (11) and (13) of each Reporting Person’s cover page is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following is filed herewith as an Exhibit to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated July 26, 2011, by and among AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment
Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc., Cooper River Properties, L.L.C. and
Reedy River Properties, L.L.C. (incorporated by reference to Exhibit 7.1 to the Reporting Persons’ Amendment No.
35 to Schedule 13D filed on July 26, 2011).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC., Its General Partner

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By:	AIMCO/IPT, INC., Its General Partner

AIMCO/IPT, INC.

COOPER RIVER PROPERTIES, L.L.C.

By:	AIMCO IPLP, L.P., Its Sole Member

By:	AIMCO/IPT, INC., Its General Partner

REEDY RIVER PROPERTIES, L.L.C.

By:	AIMCO IPLP, L.P., Its Sole Member

By:	AIMCO/IPT, INC., Its General Partner

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel